                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

SEC FILE NUMBER
CUSIP NUMBER

(Check One):  /x/ Form 10-K  / / Form 20-F  / / Form 11-K
              / / Form 10-Q  / / Form N-SAR
               For Period Ended: December 31, 1996

              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
               For the Transition Period Ended:

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

United Petroleum Corporation
---------------------------------------------------------
Full Name of Registrant


---------------------------------------------------------
Former Name if Applicable

4867 North Broadway
---------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Knoxville, Tennessee 37918
---------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/x/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Registrant is unable to complete its financial statements in time to file by March 31, 1997 filing date


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Morton S. Robson                          (212)          949-1860
    --------------------------------------  -----------  ------------------
                    (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
    identify report(s).                                 /X/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              See Attached Rider

                         United Petroleum Corporation
           ---------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 28, 1997                By /s/ L. Douglas Keene, Jr.
     -----------------------          -----------------------------------------
                                      L. Douglas Keene, Jr. Executive Vice-Pres.



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 or section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (section 232.13(b) of this chapter).

                              RIDER TO FORM 12b-25
                              --------------------

     United Petroleum Corporation (hereinafter the "Company") is a holding company with two operating divisions. Its retail division operates over 30 convenience stores, oil change facilities or full service car wash facilities in the Southeast. Its E & P division has land and mineral rights for oil and gas properties, including 20 producing wells. The Company's shares of stock are publicly traded on the NASDAQ, Small Capitalization Exchange under the ticker Symbol, "UPET."

     The Company expects to have a loss for the fiscal year ended December 31, 1996 in excess of $13,500,000. The size of the loss, which is a combination of operating results and one-time charges, is largely attributable to the cost of the Company's funding efforts with respect to the issuance of convertible debentures and a reserve for bad debts.

     The unusually large loss for the year is largely attributable to three separate items. First, the Company expects an operating loss of approximately $600,000. Secondly, approximately $2,000,000 in one-time charges related to the issuance of convertible debentures will be charged to earnings. Lastly, the Company expects to reserve approximately $11,000,000 for bad debts. The bad debts are primarily related to a note receivable from Strategic Holdings Corporation. The events related to the note receivable were fully disclosed on a Current Report filed on Form 8-K on November 15, 1996 and are further set forth in detail in a complaint recently filed by the Company in the United States District Court for the Eastern District of Tennessee, a copy of which is attached hereto as Exhibit A. Any amounts ultimately recovered on the note receivable will be reported as income in the period of recovery. The Company expects to report continued operating losses for at least the first quarter of fiscal year 1997 and possibly the second quarter.

     The Company undertook significant funding efforts raising a total of $17,919,850 from the issuance of convertible debentures having a face value of approximately $27,500,000. A total of approximately $10,000,000 in face value of the debentures issued have subsequently been converted to common shares of the Company's stock resulting in the issuance of approximately 6,637,011 shares of stock. The Company currently has debentures outstanding in the amount of approximately $17,500,000.

     As a result of the Company's 1996 performance, management is currently evaluating plans for reducing its needs for additional capital, restructuring its debentures, selling certain assets or operations, and generally seeking to return the Company to profitability. In addition, the Company's Board of Directors is continuing to evaluate various operations to improve earnings and to maximize shareholder value.

     A press release issued by the Company on January 29, 1997 indicated the anticipated losses of the Company for 1996.

                               EXHIBIT A to RIDER

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                           IN THE UNITED STATES COURT
                      FOR THE EASTERN DISTRICT OF TENNESSEE

                                  AT KNOXVILLE

UNITED PETROLEUM CORPORATION,

                                    Plaintiff,            CASE NO: 3:97-CV-202

vs.

TAJ GLOBAL EQUITIES, INC.,

WILLBUR JURDINE and NATIONAL

FINANCIAL SERVICE CORPORATION,

                                   Defendants,

-----------------------------------/



                                    COMPLAINT
                                    ---------

     Plaintiff, United Petroleum Corporation, by its attorneys, Neal S. Melnick, Esq. and Robson & Miller, LLP, as for their complaint against the Defendants, alleges as follows:

                                     PARTIES
                                     -------

     1. Plaintiff, United Petroleum Corporation (hereinafter "UPET"), is a corporation duly organized and existing under the laws of the State of Delaware with its principal place of business at 4867 North Broadway, Knoxville, Tennessee 37918.

     2. Upon information and belief, Defendant TAJ Global Equities, Inc. ("hereinafter "TAJ") is a corporation organized and existing under the laws of the State of Florida with its principal place of business at 2502 N. Rocky Point Drive, Suite 745, Tampa,

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Florida and is a registered broker dealer with the Securities and Exchange
Commission pursuant to section 15 of The Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers.

     3. Upon information and belief, Defendant Wilbur Jurdine (hereinafter "Jurdine") is a citizen and resident of the State of Florida and was, at all times relevant herein, the president and principal shareholder of TAJ.

     4. Upon information and belief, Defendant National Financial Service Corporation (hereinafter "NFS") is a Delaware Corporation with its principal place of business at 82 Devonshire Place, L4B, Boston, Mass. 02109 and is a registered broker dealer with the Securities and Exchange Commission pursuant to section 15 of The Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers. At all times relevant herein, NFS acted as TAJ's clearing broker.

                             JURISDICTION AND VENUE
                             ----------------------

     5. Jurisdiction of this Court over the subject matter of this complaint is predicated upon 28 U.S.C. 1332 (a)(1) based upon the diversity of citizenship of the parties and the amount in controversy, exclusive of costs and interest, which exceeds $50,000.

     6. Venue is appropriate in this district pursuant to 28 U.S.C. 1391 (b) because the acts and transactions constituting and in furtherance of the violations alleged herein occurred in this

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district.

                                      FACTS
                                      -----

     7. Plaintiff is engaged in the business of owning and operating convenience stores, gas stations, lubrication centers and car washes in Tennessee and Georgia, and in the exploration, development and drilling of oil and gas wells. Its shares of stock are publicly traded on the NASDAQ, Small Capitalization Exchange under the ticker Symbol, "UPET."

     8. In or about April, 1996, Plaintiff determined to offer for sale unregistered debentures convertible into common stock of the Plaintiff (the "Debentures") pursuant to an exemption from registration afforded by Regulation S ("Regulation S") as promulgated by the Securities and Exchange Commission ("SEC"), under the Securities Act of 1933, as amended, Code of Federal Regulations 230.901-904.


     9. Plaintiff, in connection with the offer and sale of the Debentures, required all purchasers thereof (the "Debenture Holders") to execute an Offshore Debenture Securities Subscription Agreement (the "Subscription Agreement").

     10. The Subscription Agreement requires each Debenture Holder to represent and warrant, among other things, that the purchaser is a foreign person or entity, that neither the purchaser nor any of its affiliates will directly or indirectly maintain any short position in securities of the Plaintiff from the date of acquisition of the Debentures through the applicable conversion

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dates, including the selling short of Plaintiff's stock in anticipation of conversion of the debentures and that each Debenture Holder was acquiring the Debentures for investment purposes and had no present intention to sell the Debentures or to convert the Debentures and sell the shares received on conversion.

     11. In June, 1996 Plaintiff was introduced to TAJ and Jurdine. Jurdine represented to Plaintiff that TAJ had the ability to make a market in the Plaintiff's stock and that it could assist the Plaintiff in raising additional capital by underwriting a secondary public offering of Plaintiff's securities in the amount of $20,000,000.

     12. On June 27, 1996, Plaintiff entered into an agreement with TAJ for underwriting and other services. In connection therewith, Plaintiff paid TAJ a $100,000 fee.

     13. Thereafter, TAJ became active in the Plaintiff's stock as a market maker.

     14. At the request of Jurdine, Plaintiff opened an account with TAJ.

     15. Despite the representations in the Subscription Agreement executed by the Debenture Holders that they were acquiring the Debentures for investment purposes and would not sell Plaintiff's stock short, commencing in the middle of June 1996 and continuing during the period from July 1996 through September 1996 the Debenture Holders, at the earliest date possible, converted large amounts of the Debentures to large quantities of Plaintiff's common stock which they immediately then sold and in many cases


                                        4


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they sold short large quantities of Plaintiff's stock prior to converting their
Debentures and then upon conversion, sold shares short to cover their short positions.

     16. During the period from July 1996 through September 1996 Plaintiff issued 1,533,183 shares of its common stock to Debenture Holders who had exercised their conversion rights under the terms of the Debentures at prices ranging from $2.93 to $4.00 per share.

     17. Upon information and belief, most, if not all of the aforesaid 1,533,183 shares of Plaintiff's stock issued were immediately sold by the Debenture Holders or used by the Debenture Holders to cover their short positions.

     18. The unauthorized selling and improper short selling by the Debenture Holders, placed enormous pressure on Plaintiff's stock causing the price of the stock to decrease sharply.

     19. On or about July 11, 1996, the Board of Directors of Plaintiff, in an effort to send a clear message to the marketplace that the Plaintiff was serious about shareholder value, authorized the Plaintiff to purchase up to one million (1,000,000) shares of the Plaintiff's stock in the open market. The public was notified of the decision by Plaintiff's Board of Directors by a press release and the filing of a Current Report on Form 8-K with the SEC.

     20. Plaintiff employed TAJ as a stockbroker, agent, depository and fiduciary to purchase the aforesaid shares for Plaintiff through the account it had opened with TAJ. Plaintiff

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ordered TAJ to purchase the shares at the then prevailing market price for its stock.

     21. Thereafter, at the direction of Defendants Jurdine and TAJ, Plaintiff, commencing on July 16, 1996 and continuing through August 14, 1996, advanced, by means of four wire transfers sent to the account of TAJ, the sum of $1,725,997.40 for use by TAJ in the repurchase of Plaintiff's shares.

     22. During the period from July 16, 1996 through August 14, 1996 when Plaintiff was wiring money to TAJ, Jurdine and TAJ represented to Plaintiff that TAJ was, as instructed by Plaintiff, using those funds to purchase Plaintiff's stock and the stock was being held in Plaintiff's account with TAJ.

     23. In fact, TAJ did not use any of the funds advanced to it to repurchase Plaintiff's shares for Plaintiff's account as instructed. Instead, TAJ and Jurdine converted those funds to their own uses, including the purchase of Plaintiff's stock for their own account.


     24. During August and September, 1996 the Debenture Holders continued their pattern of converting their Debentures and selling large amounts of Plaintiff's stock and/or selling short large volumes of Plaintiff's stock in anticipation of conversion of their Debentures.

     25. During the same period of August and September 1996, TAJ, as a market maker of Plaintiff's stock, purchased for its own trading account and its retail customers large shares of Plaintiff's stock.

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     26. In August 1996 TAJ purchased 1,259,843 shares of Plaintiff's stock and in September 1996 it purchased 1,940,187 shares (collectively hereinafter referred to as the "Shares") with the knowledge and approval of NFS. Upon information and belief, most, if not all, of these purchases were repurchases from customers of TAJ who had purchased Plaintiff's shares upon the recommendation of TAJ and Burdine. TAJ did not consult with Plaintiff when it made these purchases and did not advise Plaintiff of these purchases until after they were made.

     27. Thereafter, TAJ attempted to sell the Shares it had purchased to its customers, but it was unsuccessful. TAJ's customers refused to pay the price TAJ had paid for the Shares since the price of Plaintiff's stock continued to decline due to the enormous amount of selling and short selling of the Debenture Holders and the selling off by TAJ's retail customers of large amounts of shares of Plaintiff's stock that they had purchased. As a result, TAJ was not able to pay for the Shares.

     28. When TAJ did not pay for these shares within seven days, NFS was required by Regulation T promulgated by the Federal Reserve Board to sell the shares in the open market. NFS, however, failed to sell the Shares as required.

     29. By virtue of its failure to pay for the Shares, TAJ was under an obligation to cease doing business and file a notice with the Securities and Exchange Commission ("SEC"), pursuant to SEC Rule Rule 17a-11, that it was not within the net capital compliance requirements of the SEC.


                                        7


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     30. Instead, TAJ contacted Plaintiff and demanded that Plaintiff advance the funds to pay for the Shares and threatened that if it did not, NFS, in accordance with the regulatory requirements of the SEC and NASD, would be compelled to force TAJ to commence selling the Shares in the open market. If the Shares were dumped in the open market in this manner it would have caused a substantial and dramatic drop in the price of Plaintiff's stock.

     31. In order to avoid the liquidation of the Shares, Plaintiff, at the direction of TAJ and Burdine, on August 19, August 25, 1996 and September 5, 1996 wire transferred to NFS's account a total of $4,300,000 to cover a portion of the purchase price of the Shares.

     32. In a further effort to circumvent the rules and regulations of the SEC and the National Association of Securities Dealers, TAJ, with the knowledge and approval of NFS, transferred to and/or purchased a portion of the Shares for the account of Strategic Holdings Corp. (hereinafter "Strategic") which acted as a consultant to Plaintiff and maintained an account with TAJ.

     33. The sale of the Shares from TAJ to Strategic and/or purchase of the Shares by TAJ for Strategic's account was accomplished through TAJ's use of a power of attorney that had been given to it by Strategic. Strategic claims that it never authorized the transfer or purchase of the Shares. At the time of these transactions, TAJ and Burdine knew that Strategic had no assets and was unable to pay for any of the Shares.

     34. Despite the fact that the price of Plaintiff's stock


                                        8


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had decreased significantly since the dates on which TAJ purportedly purchased the Shares, TAJ sold the Shares to Strategic and/or purchased the Shares for Strategic's account for prices far greater than the market price or the price it had paid for the Shares. TAJ and Burdine represented to Plaintiff that the prices at which it had sold the Shares into the account of Strategic were bona fide prices arrived at by arms length negotiations. In fact, they were prices that TAJ and Burdine had created in order to cover their commissions on the original sales, purchases and repurchases and purported sales to Strategic together with substantial mark-ups.

     35. TAJ and/or NFS knew or should have known that Strategic lacked the financial resources to pay for the Shares sold to it by TAJ and/or purchased for it by TAJ.

     36. Rather than selling the Shares in the open market at prevailing prices as required by Regulation T since neither TAJ or Strategic had paid for the Shares which would have resulted in a significant loss to TAJ, as well as NFS since TAJ had insufficient funds to pay for the Shares, NFS continued to permit TAJ and/or Strategic to retain the Shares in Strategic's account.

     37. Thereafter, TAJ and NFS made numerous telephone calls and faxed numerous letters to Plaintiff demanding that it advance the money to pay for the

Shares TAJ had purchased and then sold to Strategic and/or purchased for Strategic's account in the form of a loan to Strategic or else it would liquidate Strategic's account and dump the Shares in the open market.


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     38. TAJ represented to Plaintiff that the "loan" to Strategic would be repaid within a short period of time from the proceeds received from the sale of shares in Strategic's account.

     39. In response to the demands of TAJ and NFS, and, in order to protect its shareholders' interests, Plaintiff agreed to advance the funds needed to pay for the balance of the Shares and during the period from September 9, 1996 to October 21, 1996, arranged for wire transfers to TAJ's account in the aggregate amount of $1,617,959.53 and wire transfers to NFS in the amount of $3,102,713.96 to pay for the Shares in Strategic's account with TAJ.


            AS AND FOR A FIRST CAUSE OF ACTION AGAINST ALL DEFENDANTS
            ---------------------------------------------------------

     40. Plaintiff repeats and realleges each and every allegation set forth in paragraphs "1" through "39" hereof with the same force and effect as if fully set forth at length herein.

     41. During the period from July 16, 1996 through October 21, 1996, TAJ, Burdine and NFS in Tennessee and various other places within the United States conspired amongst themselves and with other persons presently unknown to Plaintiff to wrongfully, unlawfully, maliciously and intentionally engage in a course of fraudulent misconduct intended to defraud Plaintiff.

     42. In furtherance of the aforesaid conspiracy Defendants, among other things, did the following:

     (a) Represented and stated to Plaintiff during the course of several telephone conversations that funds wired to TAJ's


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account during the period from July 16, 1996 through August 14, 1996 would be used by TAJ to purchase shares of Plaintiff's stock for Plaintiff's account.


     (b) As a result of these representations during the period from July 16, 1996 through August 14, 1996 Plaintiff caused four wire transfers to be made to TAJ's account in the aggregate sum of $1,725,997.41.

     (c) During the period from August 19, 1996 through September 5, 1996, Defendants represented to Plaintiff during numerous telephone calls and fax transmitted letters that it was unable to pay for large amounts of Plaintiff's stock it had purchased for Plaintiff's account and NFS would be forced, pursuant to regulatory requirements, if Plaintiff did not immediately pay for the stock, to sell it on the open market, thereby, causing severe damage to the price of Plaintiff's stock.

     (d) As a result of the representations made by Defendants, during the period from August 19, 1996 through September 5, 1996, Plaintiff caused three wire transfers to be made to the account of NFS in the aggregate amount of $4,330,000 to pay for the shares of Plaintiff's stock Plaintiff believed TAJ had purchased for Plaintiff's account.

     (e) The aforesaid representations made by Defendants are now, and were when made, false, and Defendants knew them to be false at the time the representations were made.

     (f) Defendants intentionally, wilfully, maliciously and unlawfully made such representations to Plaintiff to cause


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Plaintiff to advance the aforementioned wire transfers of funds to TAJ and NFS.

     (g) In so acting, Plaintiff was not aware of the falsity of the representations by TAJ and Jurdine, and reasonably believed the representations to be true.

     (h) In truth and fact, Jurdine and TAJ, never intended to purchase the aforesaid shares of stock on behalf of Plaintiff and shares of Plaintiff's stock that were purchased were not, as Defendants represented for Plaintiff's account, but for TAJ's account.

     (i) Defendants arranged for the purported sale of the Shares to Strategic and/or purchase of the Shares for the account of Strategic without the authorization to do so and despite the fact that they knew that Strategic was unable to pay for the Shares.

     (j) Defendants arranged for the purported sale of the Shares to Strategic and/or purchase of the Shares for the account of Strategic in order to circumvent the regulatory requirements imposed upon them by the SEC and NASD.

     (k) Defendants arranged for the purported sale of the Shares to Strategic and/or purported purchase of the Shares for the account of Strategic at prices far greater than the prices paid for the Shares by TAJ or the prevailing market prices.

     (l) After Defendants had arranged for the purported sale of the Shares to Strategic and/or purported purchase of the Shares for the account of Strategic at such excessive prices, demanded


                                       12


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that Plaintiff advance the purchase price for such Shares in the form of a
"loan" to Strategic or else NFS would liquidate Strategic's account and dump the Shares in the open market.

     (m) At the time Defendants made such demands upon Plaintiff, they knew, or should have known that Strategic had not authorized the purchase of the Shares and did not have the financial ability to repay such loans.

     (n) Defendants represented to Plaintiff that the "loans" to Strategic to pay for the Shares would be repaid to Plaintiff within a short period of time from the sale of the Shares.

     (o) Defendants intentionally, wilfully, maliciously and unlawfully made such representations to Plaintiff to cause Plaintiff to advance the funds to them in the form of a "loan" to Strategic to pay for the Shares.

     (p) Defendants knew that Plaintiff would not be able to recover the amount of the "loan" to Strategic from the sale of the Shares.

     (q) As a result of Defendants intentional, wilful and unlawful acts, Plaintiff during the period from September 19, 1996 through October 21, 1996, caused the sum of $4,720,672 to be wire transferred to TAJ and NFS to pay for the Shares in Strategic's account.

     (r) Plaintiff has never received any payment from Strategic for the "loan" it made or from any of the Defendants for any of the monies it advanced to TAJ and NFS to pay for shares of Plaintiff's stock purchased by TAJ.

     43. By virtue of the foregoing there is now due and owing from Defendants to Plaintiff the sum of $10,776,670.90.



           AS AND FOR A SECOND CAUSE OF ACTION AGAINST ALL DEFENDANTS
           ----------------------------------------------------------

     44. Plaintiff repeats and realleges each and every allegation as set forth in paragraphs "1" through "39", "41" through "43" hereof with the same force and effect as if fully set forth at length herein.

     45. Beginning on or about July 16, 1996 and continuing to date, Defendants intentionally, maliciously, wilfully and unlawfully converted to their own use and benefit the sum of $10,776,670.90 advanced by Plaintiff to TAJ and NFS for TAJ's purchase of the shares of Plaintiff's stock for its account and the "loan" made to Strategic to pay for the Shares in Strategic's account.

     46. By reason of the foregoing, there is now due and owing from Defendants to Plaintiff the sum of $10,776,670.90.


             AS AND FOR A THIRD CAUSE OF ACTION AGAINST TAJ AND NFS
             ------------------------------------------------------

     47. Plaintiff repeats and realleges each and every allegation set forth in paragraphs "1" through "39", "41" through "43" and "45" through "46" hereof with the same force and effect as if fully set forth at length herein.

     48. As a result of the failure of TAJ to purchase for and deliver shares of Plaintiff's stock to Plaintiff as instructed or to return to Plaintiff the funds it advanced to it to purchase said


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shares and the failure of TAJ and NFS to repay the funds Plaintiff advanced to them to pay for the Shares in Strategic's account, TAJ and NFS have been unjustly enriched in the amount of $10,776,670.90.

     49. By reason of the foregoing, there is due and owing from TAJ to Plaintiff the sum of $10,776,670.90.


             AS AND FOR A FOURTH CAUSE OF ACTION AGAINST TAJ AND NFS
             -------------------------------------------------------

     50. Plaintiff repeats and realleges each and every allegation set forth in paragraphs "1" through "39", "41" through "43", "45" through "46" and "48" through "49" hereof with the same force and effect as if fully set forth at length herein.


     51. TAJ and NFS improperly and unlawfully threatened Plaintiff that if it did not loan the money to Strategic to pay for the Shares in Strategic's account it would immediately liquidate Strategic's account and dump all the Shares in the open market. Such unlawful acts by the Defendants would have caused the price of Plaintiff's stock to plummet and thereby destroy the market for the stock.

     52. If not for the improper and unlawful acts of TAJ and NFS in refusing to sell the Shares when they were not timely paid for by TAJ, and selling the Shares to Strategic and/or purchasing the Shares for Strategic's account with TAJ without the consent or knowledge of Strategic for an excessive price based upon the use of an alleged power of attorney, and with knowledge that Strategic had no assets with which to pay for the Shares, TAJ and NFS would not

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have been in a position to make their improper and unlawful demands upon
Plaintiff.

     53. TAJ and NFS had no legal right to demand and receive from Plaintiff the amounts Plaintiff advanced to TAJ and NFS to pay for the Shares in Strategic's account. Their wilful insistence on those amounts which allowed TAJ to make a substantial profit on the Shares in Strategic's account as a condition to not dumping the Shares on the market was unconscionable and unlawful.

     54. As a result of the improper and unlawful threats and demands of TAJ and NFS, Plaintiff had no alternative in order to protect the interests of its shareholders and prevent the Plaintiff from being ruined, but to agree to advance the funds to TAJ and NFS as a "loan" to Strategic to enable TAJ to pay for the Shares in Strategic's account.

     55. The Plaintiff's agreement to make such advances to TAJ and NFS was involuntary and the result of economic duress and the apprehension of serious financial damage to Plaintiff and its shareholders. Such agreement was made without the knowledge that the alleged cost to Strategic was grossly inflated.

     56. Consequently, Plaintiff's agreement to advance money to TAJ and NFS in the form of a "loan" to Strategic to enable TAJ to pay for the Shares in Strategic's account was without consideration, unjustified, unconscionable and unlawful and the result of economic duress.

     57. By reason of the foregoing, there is due and owing from TAJ and NFS to Plaintiff, the sum of $4,720,673.59

           AS AND FOR A FIFTH CAUSE OF ACTION AGAINST TAJ AND JURDINE
           ----------------------------------------------------------

     58. Plaintiff repeats and realleges each and every allegation as set forth in paragraphs "1" through "39", "41" through "43", "45" through "46", "48" through "49" and "51" through "57" hereof with the same force and effect as if fully set forth at length herein.

     59. At all times relevant herein, Plaintiff relied upon and gave its full trust and confidence to TAJ and Jurdine in connection with the purchase of the shares of its stock for its account.

     60. By virtue of this relationship, Taj and Jurdine had a fiduciary obligation to deal honestly, fairly, equitably and in good faith in the execution of the purchase of shares of stock of Plaintiff for Plaintiff's account and with respect to the $6,055,997.41 that was advanced by Plaintiff and placed in the custody and control of said Defendants to effectuate such transactions.

     61. TAJ and Jardine intentionally, maliciously, wilfully and unlawfully failed to execute the orders of Plaintiff as set forth above and return the $6,055,997.41 advanced by Plaintiff, thus breaching the fiduciary duty they owed to Plaintiff.

     62. By reason of the foregoing, there is due and owing from TAJ and Jardine to Plaintiff the sum of $6,055,997.41.

                 AS AND FOR A SIXTH CAUSE OF ACTION AGAINST TAJ
                 ----------------------------------------------

     63. Plaintiff repeats and realleges each and every allegation as set forth in paragraphs "1" through "39", "41" through "43", "45" through "46", "48" through "49", "51" through "57" and "59" through "62" hereof with the same force and effect as if fully set forth at length herein.

     64. TAJ failed to purchase for and/or deliver to Plaintiff shares of Plaintiff's stock as instructed, and for which Plaintiff advanced to TAJ the sum of $6,055,997.41.

     65. TAJ has failed to refund to Plaintiff the $6,055,997.41 which Plaintiff advanced to it purchase said shares.


     66. By reason of the foregoing, there is due and owing from TAJ to Plaintiff the sum of $6,055,997.41.

     WHEREFORE, Plaintiff demands judgment as follows:
     (a) On the first cause of action against all Defendants, jointly and severally, in the amount of $10,776,670.09 together with punitive damages of $100,000,000;

     (b) On the second cause of action against all Defendants, jointly and severally, in an amount of $10,776,670.90 together with punitive damages of $100,000,000;

     (c) On the third cause of action against all Defendants, jointly and severally, in an amount of $10,776,670.90;

     (d) On the fourth cause of action against TAJ and NFS, jointly and severally, in an amount of $4,720,673.59 together with punitive damages of $100,000,000;

     (e) On the fifth cause of action against TAJ and Jurdine, jointly and severally, in an amount of $6,055,997.41 together with punitive damages of $100,000,000;

     (f) On the sixth cause of action against TAJ and Jurdine, jointly and severally, in an amount of $6,055,997.41;

     (g) all with applicable interest thereon; (h) the costs and disbursements of this action; and (i) such other and further relief as the Court may deem just and proper.

Dated: Knoxville, Tennessee
       March 18, 1997

                                              s/Neal S. Melnick
                                              -----------------------
                                                Neal S. Melnick, Esq.
                                              Attorney for Plaintiff
                                              1518 Broadway, N.
                                              P.O. Box 2681
                                              Knoxville, Tennessee 37901
                                              (423) 525-3900

                                              Robson & Miller, LLP
                                              Attorneys for Plaintiff
                                              666 Third Avenue
                                              New York, New York 10017
                                              (212) 949-1860

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